	30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

August 5, 2008	Renee L. Wilm
TEL +1 212.408.2503
FAX +1 212.259.2503
renee.wilm@bakerbotts.com
Via EDGAR and Fax (202) 772-9205
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 3720
Attention: John Harrington

Re:	Discovery Communications, Inc. (“New Discovery”) Amendment No. 2 to Form S-4/A (File No. 333-151586) Discovery Holding Company (“DHC”) Amendment No. 2 to Schedule 14A (File No. 000-51205)
Dear Mr. Harrington:
     In response to the comments you provided to me this evening with respect to the above filings, please be advised as follows:
     (i) DHC and New Discovery intend to include the following paragraph under the heading “Description of New Discovery Capital Stock — Authorized Capital Stock” as the second paragraph following the share table included therein:
     “It should also be noted that the increase in the authorized share capital of New Discovery may discourage, delay or prevent a change in control of New Discovery. The rights plan is designed to make it significantly more difficult for an acquirer to gain control of New Discovery without the approval of the New Discovery board. Accordingly, having a sufficient number of authorized shares available if a “rights distribution date” occurs increases the ability of the New Discovery board to effectively fight off an unapproved acquirer. Furthermore, having the ability to issue a large number of Series B shares without the approval of the holders of Series A or Series C shares (other than as may be required by applicable stock exchange rules) would enable the board of New Discovery to place higher voting shares in the hands of persons who are friendly to New Discovery management, thereby thwarting a takeover attempt. For more information regarding the effect of our authorized capital on a potential takeover of New Discovery, please see “- Anti-Takeover Effects of Provisions of the Restated Charter and Bylaws” below and “Risk Factors — Factors Relating to New Discovery and Ownership of New Discovery Common Stock — It may be difficult for a third party to acquire New Discovery, even if doing so may be beneficial to its stockholders.”
     (ii) Tax counsel has advised us that they intend to replace the existing opinion language in their Exhibit 8.1 opinion with the following:
     “The discussion contained in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Merger and the AMC Spin-Off,” is our opinion as to the material U.S. federal income tax consequences to DHC stockholders resulting from the Merger and the AMC Spin-Off.”

Securities and Exchange Commission	- 2 -	August 5, 2008
     Please advise at your earliest convenience if the proposed responses outlined above are acceptable to the Staff.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
John Harrington, Attorney-Advisor
Kathleen Krebs, Special Counsel

Discovery Communications, LLC
Joseph A. LaSala, Jr.

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.

Wilmer Cutler Pickering Hale and Dorr LLP
Meredith B. Cross

Sabin, Bermant & Gould LLP
Craig D. Holleman

Skadden, Arps, Slate, Meagher & Flom LLP
Matthew A. Rosen